Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

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Blackstone Products
@BlackstoneGrid

Blackstone Products is cooking up the future here at the @NYSE 🔥

> **NYSE** 🏛 @NYSE · Jun 2
> 👨‍🍳@BlackstoneGrid is cooking at the NYSE 🏛
>
> The Utah-based company demonstrated its new outdoor griddle products, serving up a summer feast steps away from the trading floor.



[redacted]
You can cook a
lot more food

5:27 PM · Jun 2, 2022 · Twitter Web App

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